August 17, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Duane Reade Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 27, 2008

File No. 333-122206-05

Dear Mr. Rosenberg:

We submit this letter in response to an oral comment from the Securities and Exchange Commission (the “Staff” or the “Commission”), provided in a telephone conversation on August 3, 2009 between myself and Mr. Mark Brunhofer, Senior Staff Accountant.

In the telephone conversation, the Staff communicated the following comment relating to Duane Reade Holdings, Inc.’s (the “Company”) initial response to the Staff’s letter dated June 29, 2009:

•

You have informed us that you will use the term “product margin” when discussing the difference between net sales and cost of sales. Please represent to us that you will not separately discuss “product margin” or any other term for “gross margin” in your future filings.

Response:

The Company will not separately discuss “product margin” or any other term for “gross margin” in its future filings with the Commission.

* * *

In connection with the response submitted herewith, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ JOHN K. HENRY

John K. Henry

Senior Vice President and Chief Financial Officer